Exhibit 4.6

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following is a summary of the rights of the common units of fractional undivided beneficial interest (the “Shares”) of Grayscale Digital Large Cap Fund LLC (the “Fund”), which is the only class of securities of the Fund that is registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). The description is intended as a summary, and is qualified in its entirety by reference the Second Amended and Restated Limited Liability Company Agreement, as amended by Amendment No. 1 and No. 2 thereto, copies of which have been filed as exhibits to this annual report on Form 10-K. Terms used but not defined herein have the meaning set forth in the Glossary of Terms in the Fund’s Annual Report on Form 10-K for the fiscal year ended June 30, 2021, of which this exhibit is a part.

General

The Fund operates pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Fund as amended by Amendment No. 1 and No. 2 thereto and as the same may be amended from time to time (as so amended, the “LLC Agreement”). The Fund is authorized under the LLC Agreement to create and issue an unlimited number of Shares. Shares will be issued only in Baskets (a Basket equals a block of 100 Shares) in connection with creations. The Shares represent equal, fractional, undivided interests in, the profits, losses, distributions, capital and assets of and ownership of the Fund with such relative rights and terms as set out in the LLC Agreement. The Shares are quoted on OTCQX under the ticker symbol “GDLC.”

Description of Limited Rights

The Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A shareholder will not have the statutory rights normally associated with the ownership of shares of a corporation. Each Share is transferable, is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which shareholders may vote under the LLC Agreement. For example, shareholders do not have the right to remove the Manager. The Shares do not entitle their holders to any conversion or pre-emptive rights or, except as discussed below, any redemption rights or rights to distributions.

Voting and Approvals

Under the LLC Agreement, shareholders have limited voting rights. For example, in the event that the Manager withdraws, a majority of the shareholders may elect and appoint a successor manager to carry out the affairs of the Fund. In addition, no amendments to the LLC Agreement that materially adversely affect the interests of shareholders may be made without the vote of at least a majority (over 50%) of the Shares (not including any Shares held by the Manager or its affiliates). However, the Manager may make any other amendments to the LLC Agreement in its sole discretion without shareholder consent, provided that the Manager provides 20 days’ notice of any such amendment.

Derivative Actions

Under Delaware law, a shareholder may bring a derivative action if the shareholder is a shareholder at the time the action is brought and either (i) was a shareholder at the time of the transaction at issue or (ii) acquired the status of shareholder by operation of law or the LLC Agreement from a person who was a shareholder at the time of the transaction at issue. In addition to the requirements of applicable law, Section 6.4 of the Trust Agreement provides that no Shareholder will have the right, power or authority to bring or maintain a derivative action, suit or other proceeding on behalf of the Fund unless two or more Shareholders who (i) are not affiliates of one another and (ii) collectively hold at least 10.0% of the outstanding Shares join in the bringing or maintaining of such action, suit or other proceeding. The Fund selected the 10.0% ownership threshold because the Fund believed that this was a threshold that investors would be comfortable with based on market precedent.

This provision applies to any derivative action brought in the name of the Fund other than claims brought under the federal securities laws or the rules and regulations thereunder, to which Section 6.4 does not apply. Due to this additional requirement, a Shareholder attempting to bring a derivative action in the name of the Fund will be required to locate other Shareholders with which it is not affiliated and that have sufficient Shares to meet the 10.0% threshold based on the number of Shares outstanding on the date the claim is brought and thereafter throughout the duration of the action, suit or proceeding.

Distributions

Pursuant to the terms of the LLC Agreement, the Fund may make distributions on the Shares in-cash or in-kind, including in such form as is necessary or permissible for the Fund to facilitate its shareholders’ access to any Forked Assets.

In addition, if the Fund is wound up, liquidated and dissolved, the Manager will distribute to the shareholders any amounts of the cash proceeds of the liquidation of the Fund’s assets remaining after the satisfaction of all outstanding liabilities of the Fund and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Manager will determine. See “Item 1. Business—Description of the LLC Agreement—Termination of the Fund.” Shareholders of record on the record date fixed by the Transfer Agent for a distribution will be entitled to receive their pro rata portions of any distribution.

Forked Assets; Appointment of Agent

Pursuant to the terms of the LLC Agreement, the Fund may take any lawful action necessary or desirable in connection with its ownership of Forked Assets. These actions may include (i) selling in the Digital Asset Markets Forked Assets and distributing the cash proceeds to shareholders, (ii) distributing Forked Assets in-kind to the shareholders or to an agent acting on behalf of the shareholders for sale by such agent if an in-kind distribution would otherwise be infeasible, (iii) irrevocably abandoning Forked Assets and (iv) holding Forked Assets until the subsequent Rebalancing Period, at which point the Manager may take any of the foregoing actions.

On July 29, 2019, the Manager delivered to the Custodian the Prospective Abandonment Notice stating that the Fund is abandoning irrevocably for no direct or indirect consideration, effective immediately prior to each Creation Time, all Forked Assets to which it would otherwise be entitled as of such time, provided that a Prospective Abandonment will not apply to any Forked Assets if (i) the Fund has taken, or is taking at such time, an Affirmative Action to acquire or abandon such Forked Assets at any time prior to such Creation Time or (ii) such Forked Assets has been subject to a previous Prospective Abandonment. An Affirmative Action is a written notification from the Manager to the Custodian of the Fund’s intention (i) to acquire and/or retain a Forked Asset or (ii) to abandon any Forked Assets with effect prior to the relevant Creation Time.

For Forked Assets with respect to which the Manager takes an Affirmative Action to acquire such Forked Asset, the Manager currently expects that it would (a) distribute the Forked Asset in-kind to an agent on behalf of shareholders of record on a specified record date for sale by such agent or (b) monitor the Forked Asset from the date of the relevant fork, airdrop or similar event, or the date on which the Manager becomes aware of such event, leading up to, but not necessarily until, the subsequent Rebalancing Period.

In the case of option (a), the shareholders’ agent would attempt to sell the Forked Asset, and if the agent is able to do so, remit the cash proceeds, net of expenses and applicable withholding taxes, to the relevant record date shareholders. The Manager may cause the Fund to appoint Grayscale Investments, LLC (acting other than in its capacity as Manager) or any of its affiliates to act as such agent. Any agent appointed to facilitate a distribution of Forked Assets will receive an in-kind distribution of Forked Assets on behalf of the shareholders of record with respect to such distribution, and following receipt of such distribution, will determine whether and when to sell the distributed Forked Assets on behalf of the record date shareholders. There can be no assurance as to the price or prices for any Forked Asset that the agent may realize, and the value of the Forked Asset may increase or decrease after any sale by the agent.

The Manager expects that any agent so appointed would not receive any compensation in connection with its role as agent, but would be entitled to receive from the record-date shareholders, out of the distributed Forked Assets, an amount of Forked Assets with an aggregate fair market value equal to the amount of administrative and other reasonable expenses incurred by the agent in connection with its activities as agent of the record-date shareholders, including expenses incurred by the agent in connection with any post-distribution sale of such Forked Assets. Should the Manager determine to distribute Forked Assets to an agent on behalf of shareholders to facilitate the distribution of Forked Assets in-kind, the Manager currently expects to cause the Fund to appoint Grayscale Investments, LLC, acting other than in its capacity as Manager, to act in such capacity.

In the case of option (b), leading up to the subsequent Rebalancing Period, if the sale of such Forked Asset is economically and technologically feasible, the Manager currently expects to cause the Fund to sell such Forked Asset and use the cash proceeds to purchase additional tokens of the Fund Components then held by the Fund in proportion to their respective Weightings. If the sale of a Forked Asset is either economically or technologically infeasible at the time of the next Rebalancing Period, the Manager may cause the Fund to abandon or continue holding such Forked Asset until such time as the sale is economically and technologically feasible, as determined by the Manager, in its sole discretion. In addition, the Manager may determine that a Forked Asset has a high probability of qualifying for inclusion in the Fund’s portfolio once it has been trading for three months and can thus meet the liquidity requirements of the Fund Construction Criteria. Should the Manager make such determination, the Manager may, in its discretion, cause the Fund to continue to hold the Forked Asset until such time as the Manager determines to sell or abandon the Forked Asset or to include the Forked Asset in the Fund’s portfolio as a Fund Component. In the case of abandonment of Forked Assets, the Fund would not receive any direct or indirect consideration for the Forked Assets and thus the value of the Shares will not reflect the value of the Forked Assets.

Creation of Shares

The Fund creates Shares at such times and for such periods as determined by the Manager, but only in one or more whole Baskets. A Basket equals 100 Shares. As of June 30, 2021, each Share represented approximately 0.0005 of one Bitcoin (BTC), 0.0029 of one Ethereum (ETH), 0.0005 of one Bitcoin Cash (BCH), 0.0017 of one Litecoin (LTC), and 0.0097 of one Chainlink (LINK). Effective July 1, 2021, the Manager adjusted the Fund’s portfolio by selling the existing Fund Components in proportion to their respective weightings and using the cash proceeds to purchase Cardano (ADA) in accordance with the Fund’s construction criteria. As of the end of the day on July 1, 2021, each Share represented 0.0004 of one BTC, 0.0026 of one ETH, 0.7107 of one ADA, 0.0046 of one BCH, 0.0016 of one LTC, and 0.0105 of one LINK. See “Item 1. Business—Description of Creation of Shares.” The creation of a Basket requires the delivery to the Fund of the number of Fund Components represented by one Share immediately prior to such creation multiplied by 100. The Fund may from time to time halt creations for a variety of reasons, including in connection forks, airdrops and other similar occurrences.

Redemption of Shares

Redemptions of Shares are currently not permitted and the Fund is unable to redeem Shares. Subject to receipt of regulatory approval from the SEC, approval by the Manager in its sole discretion and registration, to the extent required, with the Cayman Islands Monetary Authority under the laws and regulations of the Cayman Islands after making such modifications to the LLC Agreement as may be necessary to effect such registration, the Fund may in the future operate a redemption program. Because the Fund does not believe that the SEC would, at this time, entertain an application for the waiver of rules needed in order to operate an ongoing redemption program, the Fund currently has no intention of seeking regulatory approval from the SEC to operate an ongoing redemption program.

Even if such relief is sought in the future, no assurance can be given as to the timing of such relief or that such relief will be granted. If such relief is granted and the Manager approves a redemption program, the Shares will be redeemable only in accordance with the provisions of the LLC Agreement and the relevant Participant Agreement. See “Item 1A. Risk Factors— Risk Factors Related to the Fund and the Shares—Because of the holding period under Rule 144, the lack of an ongoing redemption program and the Fund’s ability to halt creations from time to time, there is no arbitrage mechanism to keep the value of the Shares closely linked to the Digital Asset Reference Rates and the Shares have historically traded at a substantial premium over the Digital Asset Holdings per Share”, “Item 1A. Risk Factors—Risk Factors Related to the Fund and the Shares—The Shares may trade at a price that is at, above or below the Fund’s Digital Asset Holdings per Share as a result of the non-current trading hours between OTCQX and the Digital Asset Exchange Market” and “Item 1A. Risk Factors—Risk Factors Related to the Fund and the Shares—The restrictions on transfer and redemption may result in losses on the value of the Shares” in the Trust’s Annual Report on Form 10-K, of which this exhibit is a part.

Transfer Restrictions

Shares purchased in the private placement are restricted securities that may not be resold except in transactions exempt from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws and any such transaction must be approved by the Manager. In determining whether to grant approval, the Manager will specifically look at whether the conditions of Rule 144 under the Securities Act and any other applicable laws have been met. Any attempt to sell Shares without the approval of the Manager in its sole discretion will be void ab initio.

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a minimum six-month holding period applies to all Shares purchased from the Fund.

On a bi-weekly basis, the Fund aggregates the Shares that have been held for the requisite holding period under Rule 144 by non-affiliates of the Fund to assess whether the Rule 144 transfer restriction legends may be removed. Any Shares that qualify for the removal of the Rule 144 transfer restriction legends are presented to outside counsel, who may instruct the Transfer Agent to remove the transfer restriction legends from the Shares, allowing the Shares to then be resold without restriction, including on OTCQX U.S. Premier marketplace. The outside counsel requires that certain representations be made, providing that:

•	the Shares subject to each sale have been held for the requisite holding period under Rule 144 by the selling shareholder;
•	the shareholder is the sole beneficial owner of the Shares and has provided such information as necessary to comply with applicable anti-money laundering laws and regulations;
•	the Manager is aware of no circumstances in which the shareholder would be considered an underwriter or engaged in the distribution of securities for the Fund;
•	none of the Shares are subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance;
•	none of the identified selling shareholders is an affiliate of the Manager;
•	the Manager consents to the transfer of the Shares; and
•	outside counsel and the Transfer Agent can rely on the representations.

In addition, because the LLC Agreement prohibits the transfer or sale of Shares without the prior written consent of the Manager, the Manager must provide a written consent that explicitly states that it irrevocably consents to the transfer and resale of the Shares. Once the transfer restriction legends have been removed from a Share and the Manager has provided its written consent to the transfer of that Share, no consent of the Manager is required for future transfers of that particular Share.

Book-Entry Form

Shares are held primarily in book-entry form by the Transfer Agent. The Manager or its delegate will direct the Transfer Agent to credit the number of Creation Baskets to the applicable Authorized Participant. The Transfer Agent will issue Creation Baskets. Transfers will be made in accordance with standard securities industry practice. The Manager may cause the Fund to issue Shares in certificated form in limited circumstances in its sole discretion.

Share Splits

In its discretion, the Manager may direct the Transfer Agent to declare a split or reverse split in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Basket. For example, if the Manager believes that the per Share price in the secondary market for Shares has risen or fallen outside a desirable trading price range, it may declare such a split or reverse split.

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